Filed by Zamalight PLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: Praxair, Inc.

(Commission File No.: 001-11037)

Linde AG

June 1, 2017

- Non-Binding Convenience Translation –

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART) IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

PUBLICATION PURSUANT TO SECTION 10 PARA. 1 SENTENCE 1 IN CONJUNCTION WITH SECTIONS 29 PARA. 1, 34 OF THE GERMAN SECURITIES ACQUISITION AND TAKEOVER ACT (Wertpapiererwerbs- und Übernahmegesetz, WpÜG)

Bidder:

Zamalight PLC

The Priestley Centre, 10 Priestley Road, The Surrey Research Park

Guildford, Surrey GU2 7XY

United Kingdom

incorporated under the laws of Ireland and registered with registered number 602527.

Target company:

Linde Aktiengesellschaft

Klosterhofstraße 1

80331 Munich

Germany

registered in the commercial register of the local court of Munich under HRB 169850.

ISIN: DE0006483001

The offer document will be published on the internet following clearance of its publication by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, the “BaFin”) at http://www.lindepraxairmerger.com.

Information on the bidder:

On June 1, 2017, Zamalight PLC (to be renamed Linde PLC), a newly formed public limited company incorporated under the laws of Ireland (“Linde PLC”, or the “Bidder”), decided to offer to all shareholders of Linde Aktiengesellschaft (“Linde”), with its registered office in Munich, by way of a voluntary public takeover offer in the form of an exchange offer (the “Exchange Offer”), to acquire all ordinary bearer shares, without par value, of Linde, each representing a pro rata amount of the share capital of Linde of EUR 2.56 per share (ISIN DE0006483001) (“Linde shares”).

As consideration for the tendering Linde shareholders, Linde PLC offers for each tendered Linde share 1.540 ordinary shares of Linde PLC (“Linde PLC shares”) (the “Offer Consideration”).

The Offer Consideration is subject to the minimum price for one Linde share to be communicated by the BaFin.

Separately, Praxair, Inc. (“Praxair”) shall become a subsidiary of Linde PLC through a merger of Praxair and an indirect, wholly-owned subsidiary of the Bidder (the “Merger”). In the Merger, each outstanding ordinary share of Praxair will be converted into the right to receive one share of the Bidder.

The Merger will be subject to and occur immediately after settlement of the Exchange Offer. Upon completion of the Exchange Offer and the Merger (together, the “Combination”), Linde PLC will become the holding company for the combined Linde and Praxair groups.

Following completion of the Combination and assuming 100% of the Linde shares are tendered in the Exchange Offer, the former Linde shareholders and Praxair shareholders would each own approximately 50% of Linde PLC on a fully diluted basis.

The Exchange Offer will be subject to certain conditions. These will presumably include, in particular, the approval of the Merger by a simple majority of the outstanding Praxair shares at a special meeting of Praxair shareholders, receiving necessary antitrust clearances and other required regulatory consents, the declaration of effectiveness by the U.S. Securities and Exchange Commission (“SEC”) of the Registration Statement on Form S-4 regarding the offer of Linde PLC shares as well as achieving a minimum acceptance ratio of 75% of the Linde shares entitled to voting rights, and further customary closing conditions. The Exchange Offer will be made in accordance with the terms and conditions to be set out in the offer document. Furthermore, insofar as legally permissible, the Bidder reserves the right to deviate in the final terms of the Exchange Offer from the basic information described herein.

Further information on the transaction:

Following authorization by the board of directors of each of Praxair and Linde PLC as well as a corresponding resolution by the executive board of Linde and approval by Linde’s supervisory board, Linde, Praxair and Linde PLC today entered into a Business Combination Agreement governing the Combination.

Additional Information and Where to Find It

In connection with the proposed business combination between Praxair and Linde, Linde PLC is expected to file a Registration Statement on Form S-4 with the SEC that will include (1) a proxy statement of Praxair that will also constitute a prospectus for Linde PLC and (2) an offering prospectus of Linde PLC to be used in connection with Linde PLC’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the Merger, and Linde PLC will distribute the offering prospectus to Linde shareholders in the United States in connection with Linde PLC’s offer to acquire all of the outstanding shares of Linde. Linde PLC is also expected to file an offer document with BaFin.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (when it becomes available) and other related documents filed by Praxair, Linde and Linde PLC with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com. Following approval of its publication by BaFin, the offer document will be made available for free at Linde PLC’s Web site at www.lindepraxairmerger.com. Furthermore, the offer document is expected to be made available at BaFin’s Web site at www.bafin.de. Other documents relating to the offer document will also be made available by Linde PLC for free at Linde PLC’s Web site at www.lindepraxairmerger.com.

Further, you may obtain a copy of the offer document (when it becomes available) from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794).

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Linde PLC, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations. The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Subject to the exceptions described in the offer document and to any exceptions potentially granted by the respective regulatory authorities, no offering of securities will be made directly or indirectly in any jurisdiction where to do so would be a violation of the respective national laws.

Participants in Solicitation

Praxair, Linde, Linde PLC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 15, 2017, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions on the basis of factors currently known to us. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast, and similar expressions. These forward-looking statements include, but are not limited to, statements regarding benefits of the proposed business combination, integration plans and expected synergies, and anticipated future growth, financial and operating performance and results. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted or expected. No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s ordinary shares or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that Linde PLC may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or Linde PLC’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and Linde PLC’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or Linde PLC has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Linde, Praxair and Linde PLC on the date hereof, and each of Linde, Praxair and Linde PLC disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

London, June 1, 2017

Zamalight PLC